Exhibit 99.3

Financial Statements

For the year ended December 31, 2018

Franco Nevada

The GOLD Investment that WORKS

CANADA
9999
9999
FINE GOLD 1 OZ OR PUR
UNITED STATES
OF AMERICA
.9995
PLATINUM
1 oz.
$100

Management’s Report On Internal Control Over Financial Reporting

Franco-Nevada’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Franco-Nevada’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2018. Franco-Nevada’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on Franco-Nevada’s management’s assessment, Franco-Nevada’s internal control over financial reporting is effective as at December 31, 2018.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein.

/s/ David Harquail	/s/ Sandip Rana
David Harquail	Sandip Rana
Chief Executive officer	Chief Financial officer

March 19, 2019

2018 Financial Statements	2

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Franco-Nevada Corporation

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated statements of financial position of Franco-Nevada Corporation and its subsidiaries, (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, cash flows and changes in shareholders’ equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments in 2018.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report On Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

2018 Financial Statements	3

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada March 19, 2019

We have served as the Company's auditor since 2007.

2018 Financial Statements	4

Franco-Nevada Corporation

Consolidated Statements of Financial Position

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2018	2017
ASSETS
Cash and cash equivalents (Note 5)	$69.7	$511.1
Receivables	75.5	65.9
Prepaid expenses and other (Note 7)	33.3	39.4
Current assets	178.5	616.4

Royalty, stream and working interests, net (Note 8)	4,555.6	3,939.2
Investments (Note 6)	169.7	203.1
Deferred income tax assets	17.3	14.5
Other assets (Note 9)	10.7	15.2
Total assets	$4,931.8	$4,788.4

LIABILITIES
Accounts payable and accrued liabilities (Note 10)	$23.6	$21.5
Current income tax liabilities	1.4	1.1
Current liabilities	25.0	22.6

Debt (Note 13)	207.6	—
Deferred income tax liabilities	67.3	60.3
Total liabilities	299.9	82.9

SHAREHOLDERS’ EQUITY (Note 18)
Share capital	5,158.3	5,107.8
Contributed surplus	15.6	14.2
Deficit	(321.7)	(310.0)
Accumulated other comprehensive loss	(220.3)	(106.5)
Total shareholders’ equity	4,631.9	4,705.5
Total liabilities and shareholders’ equity	$4,931.8	$4,788.4

Commitments and Contingencies (Notes 20 and 21)
Subsequent events (Note 23)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 19, 2019.

/s/ Pierre Lassonde	/s/ Randall Oliphant
Pierre Lassonde	Randall Oliphant
Director	Director

2018 Financial Statements	5

Franco-Nevada Corporation

Consolidated Statements of Income and Comprehensive Income

(in millions of U.S. dollars

	2018	2017
Revenue (Note 14)	$653.2	$675.0

Cost of sales
Costs of sales (Note 15)	118.2	142.0
Depletion and depreciation	247.7	273.0
Total costs of sales	365.9	415.0
Gross profit	287.3	260.0

Other operating expenses (income)
General and administrative expenses	22.6	24.9
Impairment of royalty, streams and working interests (Note 8)	76.0	—
Gain on sale of gold bullion	(0.1)	(0.3)
Total other operating expenses (income)	98.5	24.6
Operating income	188.8	235.4
Foreign exchange gain and other income (expenses)	1.8	1.1
Realized gain on investments	—	2.0
Impairment of investments	—	(4.5)
Income before finance items and income taxes	190.6	234.0

Finance items
Finance income	3.1	5.4
Finance expenses	(4.6)	(3.4)
Net income before income taxes	189.1	236.0

Income tax expense (Note 17)	50.1	41.3
Net income	$139.0	$194.7

Other comprehensive (loss) income

Items that may be reclassified subsequently to profit and loss:
Changes in the fair value of available-for-sale investments, net of income
tax (Note 6)	—	38.4
Reclassification for realized loss in fair value of available-for-sale investments (Note 6)	—	2.4
Currency translation adjustment	(68.3)	77.2

Items that will not be reclassified subsequently to profit and loss:
Changes in the fair value of equity investments at fair value through other
comprehensive income, net of income tax (Note 6)	(18.4)	—
Other comprehensive (loss) income	(86.7)	118.0

Comprehensive income	$52.3	$312.7
Basic earnings per share (Note 19)	$0.75	$1.06
Diluted earnings per share (Note 19)	$0.75	$1.06

The accompanying notes are an integral part of these consolidated financial statements.

2018 Financial Statements	6

Franco-Nevada Corporation

Consolidated Statements of Cash Flows

(in millions of U.S. dollars)

	2018	2017
Cash flows from operating activities
Net income	$139.0	$194.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	247.7	273.0
Non-cash costs of sales	7.1	7.7
Share-based payments	5.2	4.6
Impairment of royalty, stream and working interests	76.0	—
Unrealized foreign exchange gain	(0.4)	(1.7)
Gain on investments	—	(2.0)
Impairment of investments	—	4.5
Deferred income tax expense	10.0	21.8
Other non-cash items	(1.1)	(1.9)
Acquisition of gold bullion	(25.6)	(24.1)
Proceeds from sale of gold bullion	12.5	19.0
Operating cash flows before changes in non-cash working capital	470.4	495.6
Changes in non-cash working capital:
(Increase) decrease in receivables	(9.6)	5.2
Decrease in prepaid expenses and other	11.6	3.3
Increase (decrease) in current liabilities	2.4	(15.5)
Net cash provided by operating activities	474.8	488.6

Cash flows from investing activities
Acquisition of royalty, stream and working interests	(988.0)	(499.5)
Acquisition of energy well equipment	(1.6)	(1.7)
Proceeds from sale of investments	0.9	12.6
Acquisition of investments	—	(12.3)
Net cash used in investing activities	(988.7)	(500.9)

Cash flows from financing activities
Proceeds from draw of credit facilities	237.0	—
Repayment of credit facility	(27.0)	—
Credit facility amendment costs	(0.5)	(1.0)
Payment of dividends	(136.1)	(125.8)
Proceeds from exercise of warrants	—	356.4
Proceeds from exercise of stock options	4.2	10.1
Net cash provided by financing activities	77.6	239.7
Effect of exchange rate changes on cash and cash equivalents	(5.1)	30.7
Net change in cash and cash equivalents	(441.4)	258.1
Cash and cash equivalents at beginning of period	511.1	253.0
Cash and cash equivalents at end of period	$69.7	$511.1

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees	$3.7	$2.4
Income taxes paid	$28.5	$38.2

The accompanying notes are an integral part of these consolidated financial statements.

2018 Financial Statements	7

Franco-Nevada Corporation

Consolidated Statements of Changes in Shareholders’ Equity

(in millions of U.S. dollars)

			Accumulated
			Other
	Share Capital	Contributed	Comprehensive
	(Note 18)	Surplus	Income (Loss)	Deficit	Total Equity
Balance at January 1, 2018	$5,107.8	$14.2	$(106.5)	$(310.0)	$4,705.5
Impact on adoption of IFRS 9 (Note 2)	—	—	(27.1)	27.1	—
Restated balance at January 1, 2018	5,107.8	14.2	(133.6)	(282.9)	4,705.5
Net income	—	—	—	139.0	139.0
Other comprehensive loss	—	—	(86.7)	—	(86.7)
Total comprehensive income	—	—	—	—	52.3
Exercise of stock options	5.5	(1.3)	—	—	4.2
Share-based payments	—	6.0	—	—	6.0
Vesting of restricted share units	3.3	(3.3)	—	—	—
Dividend reinvestment plan	41.7	—	—	—	41.7
Dividends declared	—	—	—	(177.8)	(177.8)
Balance at December 31, 2018	$5,158.3	$15.6	$(220.3)	$(321.7)	$4,631.9

Balance at January 1, 2017	$4,666.2	$41.6	$(224.5)	$(336.8)	$4,146.5
Net income	—	—	—	194.7	194.7
Other comprehensive income	—	—	118.0	—	118.0
Total comprehensive income	—	—	—	—	312.7
Exercise of stock options	14.1	(4.0)	—	—	10.1
Exercise of warrants	382.9	(26.5)	—	—	356.4
Share-based payments	—	5.6	—	—	5.6
Vesting of restricted share units	2.5	(2.5)	—	—	—
Dividend reinvestment plan	42.1	—	—	—	42.1
Dividends declared	—	—	—	(167.9)	(167.9)
Balance at December 31, 2017	$5,107.8	$14.2	$(106.5)	$(310.0)	$4,705.5

The accompanying notes are an integral part of these consolidated financial statements.

2018 Financial Statements	8

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 1 – Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and a diversity of revenue sources with a target of no more than 20% from energy (oil, gas and natural gas liquids). The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration, in Latin America, United States, Canada, Australia and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 – Significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except for equity investments, warrants and receivables from provisionally priced concentrate sales which are measured at fair value. These consolidated financial statements were authorized for issuance by the Board of Directors on March 19, 2019.

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”).

(i)Subsidiaries

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement in the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has all of the following: power over the investee (i.e. existing rights that give the Company the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

2018 Financial Statements	9

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

All subsidiaries of the Company and their geographic locations at December 31, 2018 were as follows:

Entity	Jurisdiction	Economic Interest
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada GLW Holdings Corp.	British Columbia	100%
Franco-Nevada Mexico Corporation, S.A. de C.V.	Mexico	100%
Franco-Nevada Canada Holdings Corp.	Canada	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
FN LGA Pty Ltd.(1)	Australia	100%
Franco-Nevada LRC Holdings Corp.	British Columbia	100%
Franco-Nevada Alberta Holdings ULC	Alberta	100%
Franco-Nevada U.S. Holding Corp.	Delaware	100%
Franco-Nevada Delaware LLC	Delaware	100%
Franco-Nevada Texas LP	Texas	100%
Minera Global Copper Chile S.A.	Chile	100%
Franco-Nevada Alberta Corporation	Alberta	100%
FN Subco Inc.	British Columbia	100%
Franco-Nevada Idaho Corporation	Delaware	100%
FN Holdings ULC	Alberta	100%
[1]	Added during the year.

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company’s ability to access or use assets or settle liabilities of its subsidiaries.

(ii)Joint arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company’s interest in any JO, the Company would recognize its share of any assets, liabilities, revenues and expenses of the JO.

The Company participates in a strategic relationship with Continental Resources, Inc. (“Continental”), to jointly acquire mineral rights in the South Central Oklahoma Oil Province (“SCOOP”) and Sooner Trend Anadarko Basin Canadian and Kingfisher Counties (“STACK”) plays of Oklahoma. The mineral interests are acquired through a royalty acquisition entity, The Mineral Resource Company II, LLC (“TMRC II”), in which the Company holds an economic interest of 49.9%. Contributions from the Company to TMRC II are funded on a 80% basis. The Company determined that it has joint control over TMRC II given that decisions about relevant activities require unanimous consent of the parties to the joint arrangement. The Company further determined that the joint arrangement is a JO, based on the terms of the contractual agreement which specify how revenues and expenses are shared between the parties.

The Company also participates in joint operations with respect to energy working interests but does not have joint control. A working interest is an ownership position in the energy property and related operating assets, whereby the Company is liable for its proportionate share of gross costs of capital and operations based on information received from the operator. The Company’s share of the assets, liabilities, revenues and expenses of the joint operation are recognized in the statements of financial position and statements of income and comprehensive income.

(c)	Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

2018 Financial Statements	10

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income and comprehensive income.

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income and comprehensive income.  Acquisition costs are expensed.

(d)	Currency translation

(i)Functional and presentation currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of some of the subsidiaries. The parent Company’s functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

(ii)Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale securities at the date of the consolidated statements of financial position are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into U.S. dollars, the group’s presentation currency, as follows:

•	assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;
•	income and expenses for each subsidiary are translated at the average exchange rates during the period; and
•	all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income.
(e)	Royalty, stream and working interests

Royalty, stream and working interests consist of acquired royalty interests, stream metal purchase agreements, and working interests in producing, advanced/development and exploration stage properties. Royalty, stream and working interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. The cost of royalty, stream and working interests is determined by reference to the cost model under IAS 16. The major categories of the Company’s interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects which are not yet producing, but where in management’s view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.  Exploration assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable.  Royalty, stream and working interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16, while exploration assets are recorded and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources (“IFRS 6”).

2018 Financial Statements	11

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

Management uses the following criteria in its assessment of technical feasibility and commercial viability:

(i)

Geology: there is a known mineral deposit which contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources.

(ii)

Accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the volumes to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing energy interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the energy properties. For energy interests, management uses reserve reports prepared by independent petroleum consultants or other qualified parties engaged by the Company.

On acquisition of a producing royalty, stream or working interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depletable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the royalty, stream or working interest properties is used to determine the amount to be converted from non-depletable interest to depletable interest. If the cost of a royalty, stream or working interest includes contingent consideration, the contingent consideration is measured at fair value on the date of acquisition and included in the cost of the interest. Any changes in the fair value of the contingent consideration subsequent to the acquisition date are recorded against the cost of the interest acquired.

Royalty, stream and working interests for advanced and exploration assets are recorded at cost and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources. Acquisition costs of advanced and exploration stage royalty, stream and working interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advance minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record depletion expense as described above, up to a maximum of the total of the advance minimum payment received.

(f)	Working interests in energy properties

Acquired energy working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each energy property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to energy well equipment which is a component of other assets on the statement of financial position.

Capitalized costs, other than those related to energy well equipment, are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the proved and probable reserves associated with the energy properties. For energy well equipment, capitalized costs are depreciated by application of a 25% declining balance method.

(g)	Impairment of non-financial assets

Producing and advanced mineral, stream and working interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets (“IAS 36”) are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty, stream, or working interest level for each property from which cash inflows are generated.

2018 Financial Statements	12

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, stream and energy properties, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets.  Impairment losses are charged to the mineral, stream or working interest and any associated energy well equipment in the case of working interests. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

Gold bullion, prepaid gold and prepaid expenses are similarly assessed for impairment whenever indicators of impairment exist in accordance with IAS 36. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU.

Interests classified as exploration are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income.

(h)	Financial instruments

Effective January 1, 2018, the Company has adopted IFRS 9 Financial Instruments (“IFRS 9”). The accounting policies applied in accounting for its financial instruments in 2018 are described in Note (2) – Significant accounting policies, New and amended standards adopted by the Company.

The following accounting policies applied in accounting for financial instruments for the year ended December 31, 2017.

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payables, accrued liabilities, debt, and investments, including equity investments, loans receivable, warrants and term deposits. Financial instruments are recognized initially at fair value.

(i)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less.  Cash and cash equivalents are classified as available-for-sale and measured at fair value.

(ii)	Receivables

Receivables, other than those related to agreements with provisional pricing mechanisms, are classified as loans and receivables and are initially recorded at fair value of the amount expected to be received and subsequently measured at amortized cost less any provision for impairment.

Individual receivables are considered for recoverability when they are past due or when other objective evidence is received that a specific counterparty will default. Impairments for receivables are presented in the consolidated statement of income and comprehensive income (loss).

(iii)	Investments

Investments comprise equity interests in publicly-traded and privately-held entities, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

Available-for-sale investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, available-for-sale investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss), except for impairment losses, which are recognized in net income in the consolidated

2018 Financial Statements	13

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

statement of income and comprehensive income (loss). When an available-for-sale investment is sold or impaired, the accumulated gains or losses are reversed from accumulated other comprehensive income (loss) and included in other income (expense) or impairment of investments in the statement of income and comprehensive income (loss).

Where the Company holds an investment in a privately-held entity for which there is no active market and for which there is no reliable estimate of fair value, the investment is carried at cost less any provision for impairment.

Translation differences on equity securities classified as available-for-sale, are included in other comprehensive income (loss).

Derivative investments, such as warrants and receivables related to agreements with provisional pricing mechanisms, are classified as fair value through profit and loss and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. Changes in the fair value of receivables related to agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income (loss).  Changes in fair value of warrants are recognized as other income (expenses) in the statement of income and comprehensive income (loss).

Loans receivable are classified as loans and receivables because they have fixed or determinable payments and are not quoted in an active market. Loans are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income (loss).

(iv)	Financial liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as other financial liabilities at amortized cost using the effective interest method.

(v)	Impairment of financial assets

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. Financial assets are considered to be impaired if objective evidence indicates that a change in the market, economic or legal environment in which the Company invested has had a negative effect on the estimated future cash flows of that asset. For equity securities classified as available-for-sale, a significant or prolonged decline in fair value of the security below its cost is also evidence that the assets may be impaired. If such evidence exists for available-for-sale financial assets, the cumulative loss, measured as the difference between the acquisition cost and the current fair value, is removed from accumulated other comprehensive income (loss) and recognized as an impairment on investments in net income in the statement of income and other comprehensive income (loss). An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate.

Impairment losses are recognized in net income. For financial assets measured at amortized cost, any reversal of impairment is recognized in net income in subsequent periods if the fair value of the financial assets increase and the increase can be objectively related to an event occurring after the impairment loss was recognized in net income. If the value of the previously impaired available-for-sale equity investment subsequently recovers, additional unrealized gains are recorded in other comprehensive income (loss) and the previously recorded impairment losses are not reversed.

(i)	Revenue recognition

Effective January 1, 2018, the Company has adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”). The accounting policies applied in accounting for revenue in 2018 are described in Note (2) – Significant accounting policies, New and amended standards adopted by the Company.

The following accounting policies applied in accounting for revenue for the year ended December 31, 2017.

Revenue comprises revenue earned in the period from royalty, stream and working interests and dividend income. Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and/or working interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

2018 Financial Statements	14

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

(i)	Royalty arrangements

For royalty interests, revenue recognition generally occurs in the month of production from the royalty property. For stream and working interests, relevant commodities received from the stream or working interest operators are sold to the Company’s third party customers. Revenue from these sales is recognized when title and risks of the delivered commodity are passed on to the Company’s third party customers.

Under the terms of certain revenue stream agreements and concentrate sales contracts with independent smelting companies, sales prices are provisionally set on a specified future date after shipment based on market prices. Revenue is recorded under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward commodity prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue.

(ii)	Gold and silver sales

Gold and silver, including gold and silver received under stream agreements, is sold primarily in the spot market. The sales price is fixed at the delivery date based on the gold or silver spot prices. The Company records the sales when title and risks of the delivered commodity are passed on to the Company’s third party customers.

(iii)	Oil and gas sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when risks and rewards of ownership are transferred. At the time of delivery of oil and gas, revenues are determined based upon contracts by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(j)	Costs of sales

Costs of sales includes various production taxes that are recognized with the related revenues and the Company’s share of the gross operating costs for the working interests in the energy properties.

For stream agreements, the Company purchases gold, silver or platinum group metals for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold and/or silver when purchased. Under certain stream agreements, the Company purchases gold and/or silver for a cash payment that is a fixed percentage of the prevailing market price per ounce of gold and/or silver when purchased.

In certain instances, the Company purchases a fixed amount of gold by providing an initial deposit. The initial deposit is recorded as a prepaid gold asset and classified within current prepaid expenses and other assets or non-current other assets dependent on whether delivery will occur within 12 months of the reporting date. When gold is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the gold is recorded as a cost of sale.

(k)	Income taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net income as reported in the consolidated statement of income and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

2018 Financial Statements	15

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income and other comprehensive income, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

(l)	Stock options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected service period with a corresponding change to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(m)	Restricted share units

The Company may grant performance-based or time-based restricted share units (“RSUs”) to officers and employees under the terms of its share compensation plan. When each RSU vests, the Company plans to settle every RSU with one common share of the parent company. The Company recognizes the fair value of the RSUs as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the RSUs over the applicable service period, with a corresponding change in contributed surplus. Time-based RSUs vest over a three year period on the anniversary of the date of grant. For performance vesting conditions, the grant date fair value of the restricted share unit is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 100% of the value.

(n)	Deferred share units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to January 1 in each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. When dividends are declared by the Company, directors are also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs each director holds on the record date for the payment of a dividend. Retainer, conversion and dividend equivalent DSUs vest immediately. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the service period. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date with a corresponding change in the consolidated statement of income and comprehensive income. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

(o)	Segment reporting

The Company is engaged in the management and acquisition of royalties, streams and working interests in the mining and energy sectors. Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments.

(p)	Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share

2018 Financial Statements	16

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

New and Amended Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2018.

IFRS 9 Financial Instruments

IFRS 9 replaces the provisions of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 on January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The Company has applied the changes in accounting policies retrospectively; however in accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. The reclassifications and adjustments are recognized in the opening balance sheet as at January 1, 2018 as summarized below.

•

The Company has made an irrevocable election available under IFRS 9 to classify its long-term investments in equity securities at fair value through other comprehensive income (“FVTOCI”) because these investments are held as long-term strategic investments that are not expected to be sold in the short term.  This election is available on an instrument-by-instrument basis. Previously these investments were classified as available-for-sale under IAS 39. Changes in the fair value of these investments are recognized in other comprehensive income (loss). On adoption of IFRS 9, the Company recorded an adjustment of $27.1 million to reduce opening deficit with a corresponding adjustment to increase accumulated other comprehensive loss to reclassify the accumulated impairment losses on these investments to accumulated other comprehensive loss.

•

Under IAS 39, investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured can be measured at cost. This cost exemption is not available under IFRS 9. At the date of adoption, the Company held one equity investment at cost, which had a carrying value of $4.0 million as at January 1, 2018.  The Company assessed the fair value of the instrument based on valuation techniques that include inputs that are not based on observable market data and determined that the fair value approximates the carrying value of the instrument as of the date of adoption and as such the Company concluded no adjustment is required.

•

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment, rather than an incurred loss model previously applied under IAS 39. The Company’s financial assets which are subject to credit risk include cash and cash equivalents, receivables and loan receivable. The Company holds one loan receivable from Noront Resources Ltd. The loan receivable is carried at amortized cost and had a carrying value of $30.1 million as at January 1, 2018. Application of the expected credit loss model under the general approach at the date of adoption did not have a significant impact on the Company’s financial assets because the Company determined that the expected credit losses on its financial assets were nominal.

2018 Financial Statements	17

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

On the date of the initial application, January 1, 2018, the financial instruments of the Company were as follows, with any reclassifications noted:

	Measurement category		Carrying amount
	Original	New	Original	New
	(IAS 39)	(IFRS 9)	(IAS 39)	(IFRS 9)	Difference
Current financial assets
Cash and cash equivalents	Available-for-sale	Amortized cost	$511.1	$511.1	$—
Receivables	Amortized cost	Amortized cost	54.6	54.6	—
Receivables from provisional concentrate sales	FVTPL(1)	FVTPL	11.3	11.3	—
Non-current financial assets
Equity investments	Available-for-sale	FVTOCI(2)	$172.2	$172.2	$—
Warrants	FVTPL	FVTPL	0.8	0.8	—
Loan receivable	Amortized cost	Amortized cost	30.1	30.1	—
Financial liabilities
Accounts payable and accrued liabilities	Amortized cost	Amortized cost	$21.5	$21.5	$—
Debt	Amortized cost	Amortized cost	—	—	—
1	Fair value through profit or loss (“FVTPL”).
2	Fair value through other comprehensive income or loss (“FVTOCI”).

Except as noted above, the adoption of IFRS 9 did not result in changes in the carrying values of the Company’s financial instruments on January 1, 2018.

The following policies applied in accounting for financial instruments for the year ended December 31, 2018.

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable, accrued liabilities, debt, and investments, including equity investments, loans receivable, and warrants. Financial instruments are recognized initially at fair value.

Under the IFRS 9 model for classification the Company has classified its financial assets as described below.

(i)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are recorded at amortized cost using the effective interest method.

(ii)	Receivables

Receivables, other than those related to stream agreements with provisional pricing mechanisms, are classified as financial assets at amortized cost and measured using the effective interest method less any impairment loss allowance. The loss allowance for receivables is measured based on lifetime expected credit losses.

(iii)	Investments

Investments comprise equity interests in publicly-traded and privately-held entities, warrants, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

The Company’s equity investments are held for strategic purposes and not for trading. The Company made an irrevocable election to designate these investments in common shares at FVTOCI. FVTOCI investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, FVTOCI investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss). When an equity investment at FVTOCI is sold, the accumulated gains or losses are reclassified from accumulated other comprehensive income (loss) directly to deficit. Previously under IAS 39, these equity investments were classified as available-for-sale financial assets.

Translation differences on equity securities classified as FVTOCI are included in other comprehensive income (loss).

Derivative instruments, such as warrants and receivables related to stream agreements with provisional pricing mechanisms, are classified as fair value through profit and loss (“FVTPL”) and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. In the case of receivables related to stream

2018 Financial Statements	18

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

agreements with provisional pricing, once the final settlement price is determined the financial instrument is no longer a derivative and is classified as a financial asset at amortized cost. Changes in the fair value of receivables related to stream agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income.  Changes in fair value of warrants are recognized as other income (expenses) in the statement of income and comprehensive income.

Loans receivable are classified as financial assets at amortized cost because these instruments are held for collection of contractual cash flows and those cash flows represent solely payments of principal and interest. Loans are measured at amortized cost using the effective interest method, less any impairment loss allowance. The impairment loss allowance for the loan receivable is measured based on expected credit losses under the general approach. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income.

(iv)	Financial liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as financial liabilities to be subsequently measured at amortized cost using the effective interest method.

IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018, the Company has adopted IFRS 15. This new standard was applied using a modified retrospective approach whereby the effects of the change in accounting policies for revenue as at January 1, 2018 are presented together as a single adjustment to the opening balance of deficit.  Therefore, the comparative information has not been restated and continues to be reported under IAS 18 Revenue. The adoption of IFRS 15 did not have a significant impact on the timing or measurement of the Company’s revenue and no adjustment to the opening balance of deficit as at January 1, 2018 has been recorded as result of adopting IFRS 15.

The following policies applied in accounting for revenue for the year ended December 31, 2018.

The Company generates revenue from contracts with customers under each of its royalty, stream and working interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty, stream, or working interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement.

(i)	Stream arrangements

Under its stream arrangements, the Company acquires commodities from operators of mining properties on which the Company has stream interests. The Company sells the commodities received under these arrangements to its customers under separate sales contracts.

For those stream arrangements where the Company acquires refined metal from the operator, the Company sells the refined metal to third party financial institutions or brokers. The Company transfers control over the commodity on the date the commodity is delivered to the customer’s metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity and payment of the transaction price is generally due immediately when control has been transferred.

For those stream arrangements where the Company acquires the commodities in concentrate form from the operator, the Company sells the concentrate under sales contracts with independent smelting companies. The Company transfers control over the concentrate at the time of shipment, which is when the risks and rewards of ownership and title pass to the independent smelting company. The final prices for metals contained in the concentrate are determined based on the market price for the metals on a specified future date after shipment. Upon transfer of control at shipment, the Company records revenue and a corresponding receivable from these sales based on forward commodity prices at the time of shipment.

Variations between the price recorded at the transfer of control and the actual final price set under the contracts with the smelting companies are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue. These provisional price adjustments associated with concentrate sales are not considered to be revenue from contracts with customers as they arise from changes in market commodity prices.

2018 Financial Statements	19

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

(ii)	Royalty arrangements

For royalty interests, the Company sells commodities to customers under contracts that are established by the operator of each mining or energy property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. This transfer of control generally occurs when the operator of the mining or energy property on which the royalty interest is held physically delivers the commodity to the customer. At this point in time, the risks and rewards of ownership have transferred to the customer and the Company has an unconditional right to payment.

Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mining or energy property. The transaction price will reflect the gross value of the commodity sold less deductions that vary based on the terms of the royalty arrangement.

(iii)	Working interest arrangements

The Company sells its proportionate share of the crude oil, natural gas and natural gas liquids to third-party customers using the services of a third-party marketing agent. The Company transfers control over the oil and gas at the time it enters the pipeline system, which is when title and the risks and rewards of ownership are transferred to customers and the Company has an unconditional right to payment. Revenue is measured at the transaction price set by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

New Accounting Standards Issued But Not Yet Effective

IFRIC 23 Uncertainty over Income Tax Treatments

IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”) was developed by the IFRS Interpretation Committee, and issued by the IASB, to address how to reflect uncertainty in accounting for income taxes. IFRIC 23 clarifies how to apply the recognition and measurement requirements of IAS 12 Income Taxes when there is uncertainty over income tax treatments. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company does not expect the application of IFRIC 23 to have a material impact on the consolidated financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases (“IFRS 16”), which requires lessees to recognize assets and liabilities for most leases. IFRS 16 becomes effective for annual periods beginning on or after January 1, 2019 and is to be applied retrospectively with early adoption permitted, provided IFRS 15 has been applied or is applied at the same date as IFRS 16. The Company does not anticipate early adoption of this new standard. The Company does not expect the application of IFRS 16 to have a material impact on the consolidated financial statements.

Note 3 – Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values are:

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For energy interests, the estimated reserves in reserve reports prepared by independent petroleum consultants or other qualified parties engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

2018 Financial Statements	20

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment of Royalty, Stream and Working Interests

Assessment of impairment of royalty, stream, working interests and energy well equipment requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test on the Company’s royalty, stream and working interests, and/or energy equipment. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, or energy well equipment could impact the impairment analysis.

Asset Acquisitions and Business Combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

Joint Arrangements

Judgment is required to determine when the Company has joint control of a contractual arrangement, which requires continuous assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

The Company evaluated its joint arrangement with Continental, whereby the Company acquired a 49.9% economic interest in TMRC II, in accordance with IFRS 11. The Company concluded that the arrangement qualified as a joint operation based on the terms of the contractual agreement which specify how revenues and expenses are shared. Under the agreement, revenues generated by the royalty assets of TMRC II are to be distributed based on the performance of the assets against agreed upon development thresholds and the tranche in which the assets were acquired, resulting in the Company receiving distributions ranging between 50-75% of revenue. As a result, the Company has concluded that its rights are tied to the assets of TMRC II, rather than the net results of the entity.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of gold, silver or platinum group metals are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of gold, silver and platinum group metals. Therefore, the amount of deferred income tax assets

2018 Financial Statements	21

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Note 4 – Acquisitions and other transactions

(a)	Acquisition of U.S. Oil & Gas Mineral Rights with Continental Resources, Inc. – SCOOP and STACK, Oklahoma

On October 23, 2018, the Company, through a wholly-owned subsidiary, entered into a strategic relationship with Continental to jointly acquire, through a newly-formed entity (the “Royalty Acquisition Venture”), royalty rights in the SCOOP and STACK plays of Oklahoma.

In addition to its initial contribution of $218.5 million spent at closing, to grow the Royalty Acquisition Venture portfolio, Franco-Nevada also committed to spend up to $300 million over the following three years to acquire additional royalty rights, subject to satisfaction of agreed upon development thresholds, bringing the total commitment to $520 million. Continental committed to spend up to $75 million over the same three-year period through the Royalty Acquisition Venture.

Revenue distribution from the Royalty Acquisition Venture will vary depending on production volumes, with Franco‑Nevada entitled to a minimum of 50% of revenue and up to 75% of revenue at certain production volumes.

As at December 31, 2018, Franco-Nevada has funded $261.8 million to the Royalty Acquisition Venture, which consists of $218.5 million for its initial contribution, and additional contributions of $43.3 million made after the closing date. Franco-Nevada has remaining commitments of $258.2 million, which will be funded over three years.

The initial contribution made in 2018 was funded net of $3.7 million in royalties generated by the acquired assets between March 1, 2018, the effective date of the transaction, and October 23, 2018, the date on which the Company acquired joint control of the Royalty Acquisition Venture.

The newly-formed entity was accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

(b)	Acquisition of Additional Stream and Update on the Cobre Panama Project, Panama

On January 19, 2018, the Company, through a wholly-owned subsidiary, entered into an amended and restated stream agreement with First Quantum Minerals Ltd. (“First Quantum”) and Korea Resources Corp. (“KORES”).  The amended and restated stream agreement covers 100% of the Cobre Panama project (“Cobre Panama”). Cobre Panama, which is in the construction phase and is located Panama, is 90% owned by First Quantum and 10% by KORES.

The amended and restated stream agreement comprises two distinct precious metals streams: the original stream covering First Quantum’s initial 80% interest in the project (the “Fixed Payment Stream”) and a new stream covering (i) First Quantum’s additional 10% interest in the project First Quantum acquired from LS-Nikko Copper Inc. in 2017 and (ii) KORES’ 10% interest in the project (the “Floating Payment Stream”).

As at December 31, 2018 , total capitalized costs for the Cobre Panama project of $1,363.5 million are included in royalty, stream and working interests on the statement of financial position.

Fixed Payment Stream

Under the terms of the Fixed Payment Stream, Franco-Nevada funded a deposit of $1.0 billion against future deliveries of gold and silver from Cobre Panama. The deposit was funded on a pro-rata basis of 1:3 to First Quantum’s share of the capital costs for Cobre Panama in excess of $1.0 billion. For the year ended December 31, 2018, the Company funded $273.4 million, towards the Fixed Payment Stream, thereby fulfilling its $1.0 billion commitment in the fourth quarter of 2018.

Under the terms of the amended and restated stream agreement, the fixed price for the Fixed Payment Stream is $418 per ounce of gold and $6.27 per ounce of silver (each increased by a 1.5% annual inflation factor), until 1,341,000 ounces of gold

2018 Financial Statements	22

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

and 21,500,000 ounces of silver have been delivered. Thereafter, the ongoing payment will be the greater of 50% of the fixed price and 50% of the spot price.

Floating Payment Stream

The purchase price of the Floating Payment Stream was $356.0 million and was funded upfront upon closing on March 16, 2018. The terms of the Floating Payment Stream, other than the ongoing price, are similar to the Fixed Payment Stream, including initially linking precious metals deliveries to copper in concentrate shipped. Under the Floating Payment Stream, the ongoing price per ounce for deliveries is 20% of the spot price until 604,000 ounces of gold and 9,618,000 ounces of silver have been delivered. Thereafter, the ongoing payment will be 50% of the spot price.

The acquisition of the Floating Payment Stream for $356.0 million has been accounted for as an asset acquisition. The amended and restated stream agreement had no impact on the original accounting of the Fixed Payment Stream.

(c)	Acquisition of Bowen Basin Coal Royalties, Australia

On February 28, 2018, Franco-Nevada, through a wholly-owned subsidiary, acquired a portfolio of metallurgical coal royalties located in the Bowen Basin of Queensland, Australia for cash consideration of A$4.2 million.  The portfolio includes certain claims that comprise the producing Moorvale mine, the Olive Downs project which had permitting applications, and another 33 exploration tenements.  The Bowen Basin Coal royalties are production payments of A$0.10 per tonne, adjusted for consumer price index changes since December 31, 1997.

The acquisition of the Bowen Basin Coal royalties has been accounted for as an asset acquisition.

(d)	Acquisition of U.S. Oil & Gas Royalties – Delaware, Texas

On February 20, 2018, the Company, through a wholly-owned subsidiary, closed the acquisition of a royalty portfolio in the Delaware Basin, which represents the western portion of the Permian Basin, for $101.3 million. The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands.  The transaction entitles the Company to royalties, effective October 1, 2017. Prior to the December 31, 2017 year-end, the Company had advanced $11.0 million into escrow in respect to this transaction and this amount was included in royalty, stream and working interests, net in the statement of financial position as at December 31, 2017.

The acquisition of the Delaware Basin royalties has been accounted for as an asset acquisition.

(e)	Acquisition of Additional of U.S. Oil & Gas Royalties – STACK, Oklahoma

On November 1, 2017, the Company purchased a package of mineral titles in the core of the STACK shale play in Oklahoma for $27.6 million from a private company. Franco-Nevada has the right to royalties on production beginning from June 1, 2017.

The acquisition of the STACK royalties has been accounted for as an asset acquisition.

(f)	Acquisition of Canadian Oil & Gas Royalties – Orion Thermal Project, Alberta

On September 29, 2017, Franco-Nevada acquired a 4% Gross Overriding Royalty (“GORR”) on the Clearwater formation within the Orion oil sands project (“Orion”) in the Cold Lake region of Alberta from Osum Oil Sands Corp.  (“Osum”) for a cash consideration of $74.1 million (C$92.5 million).

The acquisition of the Orion royalties has been accounted for as an asset acquisition.

(g)	Acquisition of Railroad Royalty – Carlin Trend, Nevada

On May 26, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, acquired an existing 1% NSR on certain claims that comprise the Railroad deposit located on the Carlin Trend in north-central Nevada for a cash consideration of $0.9 million.

The acquisition of the Railroad royalty has been accounted for as an asset acquisition.

(h)	Acquisition of U.S. Oil & Gas Royalties – Midland Basin, Texas

On May 24, 2017, Franco-Nevada, through a wholly-owned U.S. subsidiary, acquired a royalty portfolio in the Midland Basin of West Texas for $114.6 million. The royalties are derived principally from mineral title rights, along with some GORRs.

The acquisition of the Midland royalties has been accounted for as an asset acquisition.

2018 Financial Statements	23

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 5 – Cash and Cash Equivalents

As at December 31, 2018 and 2017, cash and cash equivalents were primarily held in interest-bearing deposits.

	At December 31,	At December 31,
	2018	2017
Cash deposits	$60.3	$469.5
Term deposits	9.4	41.6
	$69.7	$511.1

Note 6 – Investments

Investments comprise the following: (i) equity interests in various public and non-public entities which the Company acquired through the open market or through transactions; (ii) warrants in various publicly-listed companies; and (iii) a loan receivable extended to Noront Resources Ltd. as part of the Company’s acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015.

	At December 31,	At December 31,
	2018	2017
Equity investments	$136.7	$172.2
Warrants	0.7	0.8
Loan receivable	32.3	30.1
Total investments	$169.7	$203.1

The change in the fair value of equity investments recognized in other comprehensive income (loss) for the year ended December 31, 2018 and 2017 were as follows:

	2018	2017
Change in the fair value of equity investments	$(21.4)	$44.5
Deferred tax recovery (expense) in other comprehensive income	3.0	(6.1)
Change in the fair value of equity investments, net of tax	$(18.4)	$38.4
Reclassification for realized change in market value recognized in net income, net of tax	—	2.4
	$(18.4)	$40.8

Note 7 – Prepaid expenses and other

Prepaid expenses and other current assets comprise the following:

	At December 31,	At December 31,
	2018	2017
Gold bullion	$27.8	$14.6
Inventory	—	7.1
Prepaid expenses	5.4	17.0
Debt issue costs	0.1	0.7
	$33.3	$39.4

2018 Financial Statements	24

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 8 – Royalty, Stream and Working Interests, Net

a)	Royalties, Streams and Working Interests

	2018
		Accumulated
	Cost	Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$1,021.4	$(571.3)	$—	$450.1
Streams	4,346.3	(1,303.3)	(75.4)	2,967.6
Energy	1,303.8	(337.2)	—	966.6
Advanced	159.9	(30.1)	—	129.8
Exploration	54.7	(12.6)	(0.6)	41.5
	$6,886.1	$(2,254.5)	$(76.0)	$4,555.6

	2017
		Accumulated
	Cost	Depletion(1)	Impairment	Carrying Value
Mineral Royalties	$1,017.0	$(530.9)	$—	$486.1
Streams	3,715.9	(1,140.5)	—	2,575.4
Energy	1,009.5	(326.8)	—	682.7
Advanced	188.1	(36.2)	—	151.9
Exploration	58.7	(15.6)	—	43.1
	$5,989.2	$(2,050.0)	$—	$3,939.2
[1]	Accumulated depletion includes previously recognized impairment charges.

	Mineral
	Royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2017	$488.0	$2,502.2	$448.9	$188.8	$40.4	$3,668.3
Acquisitions	—	265.8	232.7	—	1.0	499.5
Transfers	42.1	—	—	(43.2)	1.1	-
Depletion	(52.3)	(192.6)	(23.0)	(1.0)	—	(268.9)
Impact of foreign exchange	8.3	—	24.1	7.3	0.6	40.3
Balance at December 31, 2017	$486.1	$2,575.4	$682.7	$151.9	$43.1	$3,939.2

Acquisitions (Note 4)	0.5	630.4	354.5	1.8	1.4	988.6
Transfers	16.4	—	—	(16.4)	—	—
Impairments	—	(75.4)	—	—	(0.6)	(76.0)
Depletion	(42.5)	(162.8)	(37.3)	(1.1)	(0.2)	(243.9)
Impact of foreign exchange	(10.4)	—	(33.3)	(6.4)	(2.2)	(52.3)
Balance at December 31, 2018	$450.1	$2,967.6	$966.6	$129.8	$41.5	$4,555.6

Of the total net book value as at December 31, 2018, $2,233.0 million (2017 - $2,410.6 million) is depletable and $2,322.6 million (2017 - $1,528.6 million) is non-depletable.

2018 Financial Statements	25

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

b)	Impairments of Royalties, Streams and Working Interests

The Company recorded impairment charges for the year ended December 31, 2018, as summarized in the following table:

	2018	2017
Royalty, stream and working interests, net:
Sudbury assets
Levack-Morrison	$54.4	$—
Podolsky	21.0	—
McCreedy	—	—
Exploration assets	0.6	—
Total impairment losses	$76.0	$—

Sudbury assets

The Company’s Sudbury assets comprise the Levack-Morrison, Podolsky and McCreedy streams. The mines are operated by KGHM International Ltd. (“KGHM”). As a result of KGHM’s ongoing optimization of the multi-year plan of operating activities in the Sudbury Basin, KGHM decided to halt the extraction of ore from the Levack-Morrison deposit, and recommence production at the McCreedy mine. The Company was notified of KGHM’s intentions in December 2018. As KGHM’s optimization plan encompasses all of the Sudbury assets, management considered the announcement to be an indicator of impairment for all three assets, and performed an impairment assessment for each affected asset. Each asset is considered a separate CGU for impairment purposes.

The FVLCD for the Sudbury assets was determined by calculating the net present value (“NPV”) of the estimated future cash flows generated by the expected remaining mining of gold and platinum group metals at each of the stream assets. The estimates of future cash flows were derived from the life of mine plans prepared by the operator. Based on observable market or publicly available data, the Company’s management made assumptions of future commodity prices to estimate future revenues. The future cash flows were discounted using an after-tax discount rate which reflects specific market risk factors associated with the Sudbury assets. The Company estimated the recoverable amount of its Levack-Morrison, Podolsky and McCreedy interests to be $3.6 million, nil, and $11.0 million, respectively.

The key assumptions in the impairment assessment consisted of the estimated number of remaining ounces to be mined at each asset, with no value assigned to resources beyond proven and probable reserves. For 2019, the Company used prices averaging $1,284, $864 and $1,184, per ounce of gold, platinum and palladium, respectively. For 2020, the Company used prices averaging $1,318, $931 and $1,137, per ounce of gold, platinum and palladium, respectively. The Company also used a discount rate of 5%. The Company also performed sensitivity analyses on these key assumptions that impact the impairment calculations, by applying a change of 10% on the estimated number of ounces to be mined, 10% on the gold price assumption and a change of 300 basis points for the discount rate assumption. These sensitivity analyses did not result in a significant change in the estimated recoverable amount and impairment charge.

Exploration assets

The Company was notified, pursuant to various royalty agreements, that the explorer/developer had abandoned tenements, concessions or ground which was subject to royalty rights held by the Company. In these circumstances, the Company wrote-off the carrying value of the associated exploration assets to nil. For the year ended December 31, 2018, the total amount written off was $0.6 million.

Note 9 – Other assets

Other assets comprise the following:

	At December 31,	At December 31,
	2018	2017
Energy well equipment, net	$10.2	$12.7
Furniture and fixtures, net	0.5	0.6
Debt issue costs	—	1.9
	$10.7	$15.2

2018 Financial Statements	26

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 10 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities comprise the following:

	At December 31,	At December 31,
	2018	2017
Accounts payable	$7.3	$6.2
Accrued liabilities	16.3	15.3
	$23.6	$21.5

Note 11 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
•

Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

•	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2018.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2018	(Level 1)	(Level 2)	(Level 3)	Fair Value
Receivables from provisional concentrate sales	$—	$8.5	$—	$8.5
Equity investments	132.8	—	3.9	136.7
Warrants	—	0.7	—	0.7
	$132.8	$9.2	$3.9	$145.9

	Quoted Prices in	Significant Other	Significant
	Active Markets for	Observable	Unobservable
	Identical Assets	Inputs	Inputs	Aggregate
As at December 31, 2017	(Level 1)	(Level 2)	(Level 3)	Fair Value
Cash and cash equivalents	$511.1	$—	$—	$511.1
Receivables from provisional concentrate sales	—	11.3	—	11.3
Available-for-sale equity investments	168.1	—	—	168.1
Warrants	—	0.8	—	0.8
	$679.2	$12.1	$—	$691.3

2018 Financial Statements	27

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

Assets Measured at Fair Value on a Non-Recurring Basis:

	Quoted Prices in		Significant
	Active Markets for	Significant Other	Unobservable
	Identical Assets	Observable Inputs	Inputs	Aggregate
As at December 31, 2018	(Level 1)	(Level 2)	(Level 3)	Fair Value
Royalty, stream and working interests	$—	$—	$14.6	$14.6
	$—	$—	$14.6	$14.6

Fair Values of Financial Assets and Liabilities

The valuation techniques that are used to measure fair value are as follows:

a)	Receivables

The fair values of receivables arising from gold and platinum group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

b)	Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds one equity investment that does not have a quoted market price in an active market. The Company has assessed the fair value of the instrument based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

c)	Royalty, stream, and working interests and oil well equipment

The fair values of royalty, stream, and working interests are determined primarily using a market approach using unobservable discounted future cash-flows. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

The fair values of the Company’s remaining financial assets and liabilities, which include cash and cash equivalents, receivables, loan receivables, accounts payable and accrued liabilities, and debt approximate their carrying values due to their short-term nature, historically negligible credit losses, fair value of collateral, and/or floating interest rate on the debt.

The Company has not offset financial assets with financial liabilities.

Note 12 – Financial Risk Management

The Company’s financial instruments are comprised of financial assets and liabilities. The Company’s principal financial liabilities comprise accounts payable, accrued liabilities and debt. The Company’s principal financial assets are cash and cash equivalents, receivables, loan receivables, and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams.  Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any.  These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management oversees the management of financial risks. The Company’s executive management ensures that financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

2018 Financial Statements	28

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

a)Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risk by either accepting it or mitigating it through the use of economic strategies.

Commodity Price Risk

The Company’s royalties, working interests and streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver, platinum, palladium, oil and gas are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign Exchange Risk

The functional currencies of the Company’s entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars and Australian dollars.  The Company has exposure to the Canadian dollar through its Canadian energy activities and corporate administration costs.  Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company invests its cash and cash equivalents in U.S. and Canadian dollar denominated interest-bearing deposits on a ratio of 69% to 13%, respectively, and 18% in other currencies, as at December 31, 2018.

The Company records currency translation adjustment gains or losses primarily due to the fluctuation of the U.S. dollar in relation to its Canadian assets and liabilities. During the year ended December 31, 2018, the U.S. dollar strengthened in relation to the Canadian dollar. As a result, the Company recorded a currency translation adjustment loss of $68.3 million in other comprehensive income (2017 – gain of $77.2 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. As at December 31, 2018, the Company’s interest rate exposure arises mainly from the interest receipts on cash and cash equivalents and interest payment on our variable-rate debt of $207.6 million (2017 – nil).

The following table shows the approximate interest rate sensitivities of our financial assets and liabilities as at December 31, 2018 and 2017:

	Effect on Net Income		Effect on Equity
	2018	2017	2018	2017
0.5% increase	$0.1	$2.2	$0.1	$2.2
0.5% decrease	(0.1)	(2.2)	(0.1)	(2.2)

b)Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument.  Credit risk arises from cash and cash equivalents, receivables and loan receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk.

As at December 31, 2018, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

c)Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

2018 Financial Statements	29

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

As at December 31, 2018, the Company held $69.7 million in either cash, cash equivalents or highly-liquid investments (2017 – $511.1 million).  All of the Company’s financial liabilities are due within one year, with the exception of Debt from the Company’s Credit Facility, which has a maturity date of March 22, 2023 (refer to Note 13). The Company’s near-term cash requirements include corporate administration costs, certain costs of sales, including the ore purchase commitments described in Note 20, dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues.  In addition, the Company is committed to fund the acquisition of mineral rights through the Royalty Acquisition Venture pursuant to its agreement with Continental as described in Note 4(a).

d)Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, cash equivalents, short-term investments and long-term investments which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2018 compared to the prior year.  The Company is not subject to material externally imposed capital requirements or significant financial covenants or capital requirements with our lenders. The Company is in compliance with all its covenants under its credit facility as at December 31, 2018.

As at December 31, 2018, the Company has cash and cash equivalents totaling $69.7 million (2017 – $511.1 million), long-term investments totaling $169.7 million (2017 – $203.1 million), of which $132.8 million (2017 – $168.1 million) are held in liquid securities. The Company also has $890.0 million (2017 – $1.1 billion) available under its unsecured revolving term credit facilities. All of these sources of capital are available for growing the Company’s asset portfolio and paying dividends.

Note 13 – Revolving term credit facilities

(a)Credit Facility - $1.0 billion

The Company has a five year $1.0 billion unsecured revolving term credit facility (the “Credit Facility”). On March 7, 2018, the Company amended its Credit Facility by extending the term from March 22, 2022 to March 22, 2023 and reducing the applicable margins and standby fee, depending on the Company’s leverage ratio.

Changes in obligations related to the Credit Facility during the years ended December 31, 2018 and 2017 were as follows:

	2018	2017
Balance, beginning of year	$—	$—
Drawdowns	210.0	—
Repayment	—	—
Other	$210.0	$—
Less: Debt issue costs	(2.4)	—
	$207.6	$—

Advances under the Credit Facility can be drawn as follows:

U.S. dollars

·Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.10% and 1.20% per annum depending upon the Company’s leverage ratio; or

·LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.10% and 2.20% per annum, depending on the Company’s leverage ratio.

2018 Financial Statements	30

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

Canadian dollars

·Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.10% and 1.20% per annum, depending on the Company’s leverage ratio; or

·Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.10% and 2.20%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Credit Facility are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Credit Facility is subject to a standby fee of 0.22% to 0.44% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Credit Facility.

As at December 31,  2018, there was $210.0 million outstanding under the Credit Facility with an interest rate of LIBOR plus 1.10% (2017 – nil). The balance is presented net of $2.4 million in unamortized capitalized debt issue costs on the statement of financial position as at December 31, 2018. (2017 - $2.5 million). For the year ended December 31,  2018, the Company recognized $1.5 million (2017 – nil) of interest expense, $2.2 million (2017 – $2.5 million) of standby and administrative fees, and debt issuance cost amortization expense of $0.8 million (2017 – $0.9 million) in the consolidated statement of income and comprehensive income.

(b)FNBC Credit Facility - $100.0 million

The Company’s subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), has an unsecured revolving term credit facility (the “FNBC Credit Facility”). The FNBC Credit Facility provides for the availability over a one-year period of up to $100.0 million in borrowings. Subsequent to year-end, the maturity date of the FNBC Credit Facility was extended by an additional year, to March 20, 2020.

Changes in obligations related to the FNBC Credit Facility during the years ended December 31, 2018 and 2017 were as follows:

	2018	2017
Balance, beginning of year	$—	$—
Drawdowns	27.0	—
Repayment	(27.0)	—
Other	$—	$—
Less: Debt issue costs	—	—
	$—	$—

Advances under the FNBC Credit Facility can be drawn as follows:

•	Base rate advances with interest payable monthly at the CIBC base rate, plus 0.35% per annum; or
•	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.35% per annum.

All loans are readily convertible into loans of other types on customary terms and upon provision of appropriate notice.

The FNBC Credit Facility is subject to a standby fee of 0.27% per annum, even if no amounts are outstanding.

During the year ended December 31, 2018, FNBC drew down and repaid $27.0 million on the FNBC Credit Facility.  As at December 31,  2018, there was no balance outstanding under the FNBC Credit Facility.

As at December 31, 2018, $0.1 million related to debt issue costs were capitalized and will be amortised over the remaining term of the FNBC Credit Facility (2017 – $0.1 million) and is included in prepaid expenses and other current assets (Note 7 – Prepaid expenses and other).

2018 Financial Statements	31

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 14 – Revenue

Revenue classified by commodity, geography and type is comprised of the following:

	2018	2017
Commodity
Gold(1)	$435.8	$467.2
Silver	78.2	98.1
Platinum-group metals(1)	39.1	44.5
Other mining commodities	14.0	18.2
Energy	86.1	47.0
	$653.2	$675.0
Geography
Latin America	$268.3	$326.0
United States	137.2	100.2
Canada(1)	122.6	125.5
Rest of World	125.1	123.3
	$653.2	$675.0
Type
Revenue-based royalties	$197.9	$155.8
Streams(1)	371.7	443.3
Profit-based royalties	44.0	37.0
Other	39.6	38.9
	$653.2	$675.0
1.	Includes $1.3 million and $2.4 million of provisional price adjustments for gold and platinum-group metals, respectively, for the year ended December 31, 2018.

Note 15 – Costs of sales

Costs of sales are comprised of the following:

	2018	2017
Costs of stream sales	$102.9	$127.4
Costs of prepaid ounces	7.1	7.7
Mineral production taxes	2.3	2.3
Energy operating costs	5.9	4.6
	$118.2	$142.0

Note 16 – Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team. Compensation for key management personnel of the Company was as follows:

	2018	2017
Short-term benefits(1)	$3.0	$4.5
Share-based payments(2)	4.9	6.4
	$7.9	$10.9
1	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2	Represents the expense of stock options, restricted share units earned and mark-to-market charges on deferred share units during the year.

2018 Financial Statements	32

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 17 - Income taxes

Income tax expense for the years ended December 31, 2018 and 2017 was as follows:

	For the year ended
	December 31,
	2018	2017
Current income tax expense
Expense for the year	$34.1	$25.1
Adjustment in respect of prior years	6.0	(5.6)
Current income tax expense (recovery)	$40.1	$19.5
Deferred income tax expense (recovery)
Origination and reversal of temporary differences in the current year	(7.7)	15.7
U.S. Tax Reform impact	2.0	7.1
Impact of changes in tax rate	2.9	(0.9)
Change in unrecognized deductible temporary differences	19.0	0.1
Adjustments in respect of prior years	(6.2)	0.6
Other	—	(0.8)
Deferred income tax (recovery) expense	$10.0	$21.8
	$50.1	$41.3

A reconciliation of the provision for income taxes computed at the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income for the years ended December 31, 2018 and 2017, is as follows:

	2018	2017
Net income before income taxes	$189.1	$236.0
Statutory tax rate	26.6%	26.6%
Tax expense at statutory rate	$50.4	$62.8
Reconciling items:
Change in unrecognized deductible temporary differences	19.0	0.1
Income/expenses not (taxed) deductible	(1.0)	(3.0)
Differences in foreign statutory tax rates	(24.7)	(20.9)
Differences due to changing future tax rates	2.9	(0.9)
U.S. Tax Reform impact	2.0	7.1
Foreign withholding tax	0.6	1.4
Temporary differences subject to initial recognition exemption	1.0	(5.2)
Other	(0.1)	(0.1)
Net income tax expense	$50.1	$41.3

On December 22, 2017, the United States enacted Tax Reform legislation.  Among the significant changes include a reduction in the U.S. corporate income tax rate from 35% to 21% effective January 1, 2018, which resulted in a deferred tax expense of $2.0 million for the year ended December 31, 2018 (December 31, 2017 – $7.1 million) on the re-measurement of the Company’s deferred tax asset in the U.S.  The impact of the U.S. Tax Reform on the Company may differ from the expense recorded due to changes as a result of additional information and guidance that will be issued by the Department of Treasury.

2018 Financial Statements	33

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

Income tax expense (recovery) recognized in other comprehensive income is as follows:

	2018			2017
			After			After
	Before	Tax	Tax	Before	Tax	Tax
	Tax Loss	Recovery	Loss	Tax Gain	Expense	Gain
Change in market value of available-for-sale investments	$(21.4)	$3.0	$(18.4)	$47.1	$(6.3)	$40.8
Cumulative translation adjustment	(68.3)	—	(68.3)	77.2	—	77.2
Other comprehensive loss	$(89.7)	$3.0	$(86.7)	$124.3	$(6.3)	$118.0
Deferred tax	$—	$3.0	$—	$—	$(6.3)	$—

The significant components of deferred income tax assets and liabilities as at December 31, 2018 and 2017, respectively, are as follows:

	2018	2017
Deferred income tax assets:
Deductible temporary differences relating to:
Royalty, stream and working interests	$16.2	$5.6
Non-capital loss carry-forwards	1.9	9.5
Other	(0.8)	(0.6)
	$17.3	$14.5

Deferred income tax liabilities:
Taxable temporary differences relating to:
Share issue and debt issue costs	$(3.7)	$(7.1)
Royalty, stream and working interests	74.8	71.1
Non-capital loss carry-forwards	(2.6)	(5.6)
Investments	2.5	5.8
Other	(3.7)	(3.9)
	$67.3	$60.3
Deferred income tax liabilities, net	$50.0	$45.8

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2018	2017
Deferred income tax assets:
Deferred income tax asset to be recovered within 12 months	$0.1	$0.1
Deferred income tax asset to be recovered after more than 12 months	17.2	14.4
	$17.3	$14.5
Deferred income tax liabilities:
Deferred income tax liability to be settled within 12 months	1.0	0.9
Deferred income tax liability to be settled after more than 12 months	66.3	59.4
	$67.3	$60.3
Deferred income tax liabilities, net	$50.0	$45.8

2018 Financial Statements	34

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

The movement in net deferred taxes during the years ended December 31, 2018 and 2017 is as follows:

	2018	2017
Balance, beginning of year	$45.8	$16.2
Recognized in profit/loss	10.0	21.8
Recognized in other comprehensive income (loss)	(3.0)	6.3
Other	(2.8)	1.5
Deferred income tax liabilities, net	$50.0	$45.8

The following table summarizes the Company’s non-capital losses at December 31, 2018 that can be applied against future taxable profit:

Country	Type	Amount	Expiry Date
Canada	Non-Capital Losses	$17.0	2028-2038

Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2018 is $347.7 million (2017 – $336.8 million).  No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2018 is $75.7 million (2017 - $4.0 million).  No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the company can utilize the benefit.

Deductible temporary differences and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	2018	2017
Mineral Interests	$50.9	$—
Tax loss	24.8	4.0
	$75.7	$4.0

Note 18 - Shareholders’ equity

a)	Share capital

The Company’s authorized capital stock includes an unlimited number of common shares (186,692,481 common shares issued and outstanding) having no par value and preferred shares issuable in series (issued - nil).

During the year ended December 31, 2018, 94,018 common shares (2017 – 433,718 common shares) were issued on the exercise of stock options, for cash proceeds of $4.2 million (2017 – $10.1 million) and 52,882 common shares (2017 – 50,393 common shares) were issued upon vesting of RSUs. In addition, 615,250 common shares (2017 – 575,553 common shares) were issued pursuant to the terms of the Company’s Dividend Reinvestment Plan (“DRIP”) for the year ended December 31, 2018.

b)	Dividends

The Company declared dividends in the amount of $177.8 million (2017 – $167.9 million), or $0.95 per share (2017 - $0.91 per share), in the year ended December 31, 2018. The Company paid cash dividends in the amount $136.1 million (2017 –  $125.8 million) and issued common shares pursuant to its DRIP valued at $41.7 million (2017 – $42.1 million), in the year ended December 31, 2018.

2018 Financial Statements	35

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

c)	Stock-based payments

On March 7, 2018, the Company’s Board of Directors adopted an amended and restated share compensation plan covering both stock options and RSUs effective May 9, 2018 (the “Plan”). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors.  The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant.  The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant.  Options expire on the earlier of the expiry date or the date of termination and are non-transferable.  The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 9,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

Options to purchase common shares of the Company that have been granted in accordance with the Plan and pursuant to other agreements are as follows:

	2018			2017
		Weighted			Weighted
		average exercise			average exercise
	Number	price		Number	price
Stock options outstanding, beginning of year	955,603	C$	64.48	1,304,328	C$	50.64
Granted	153,824	C$	92.77	97,789	C$	100.10
Exercised	(94,018)	C$	60.49	(433,718)	C$	30.79
Forfeited	—	C$	—	(12,796)	C$	67.81
Stock options outstanding, end of the year	1,015,409	C$	69.13	955,603	C$	64.48

Exercisable stock options, end of the year	710,064	C$	60.40	617,539	C$	55.88

Options granted during the year ended December 31, 2018 and 2017 have a ten-year term and vest over three years in equal portions on the anniversary of the grant date.  The fair value of stock options was calculated using the Black-Scholes option pricing model based on the following weighted average assumptions, resulting in a fair value of $3.0 million, or a weighted average fair value of C$25.77 per stock option, (2017 — $3.0 million, or C$30.30 per stock option).

	2018	2017
Risk-free interest rate	2.05%	1.65%
Expected dividend yield	1.38%	1.19%
Expected price volatility of the Company’s common shares	32.7%	36.1%
Expected life of the option	5 years	5 years
Forfeiture rate	0%	0%

During the year ended December 31, 2018, an expense of $2.6 million (2017 - $3.1 million) related to stock options has been included in the consolidated statement of income and other comprehensive income (loss) and $0.4 million was capitalized to royalty, stream and working interest, net (2017 - $0.5 million).  As at December 31, 2018, there is $3.9 million (2017 - $4.2 million) of total unrecognized non-cash stock-based compensation expense relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 1.7 years (2017 - 1.4 years).

2018 Financial Statements	36

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

Options to purchase common shares outstanding at December 31, 2018, exercise prices and weighted average lives to maturity as follows:

			Weighted
Exercise	Options	Options	average life
price	outstanding	exercisable	(years)
C$31.39	10,000	10,000	1.39
C$31.45	38,000	38,000	1.71
C$33.12	1,500	1,500	1.90
C$33.20	1,000	1,000	1.98
C$40.87	52,786	52,786	4.94
C$42.43	3,000	3,000	3.25
C$42.67	2,500	2,500	2.92
C$46.17	100,000	100,000	4.63
C$55.58	27,397	27,397	3.95
C$58.67	65,000	65,000	6.64
C$59.52	113,914	113,914	5.95
C$65.76	91,635	91,635	6.95
C$75.45	257,064	170,736	7.95
C$88.76	47,732	—	9.64
C$94.57	106,092	—	9.95
C$100.10	97,789	32,596	8.94
	1,015,409	710,064	7.00

d)Restricted Share Units

During the year ended December 31, 2018, 24,724 performance-based RSUs (2017 - 21,095) and 24,341 time-based RSUs (2017 - 20,745) were awarded to management of the Company. The fair value of the RSUs, which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance, was determined to be $3.4 million in 2018 (2017 - $3.3 million). Included in the Company’s stock-based compensation expense is an amount of $2.6 million (2017 – $1.5 million) relating to RSUs. In addition, $0.5 million related to the RSUs was capitalized to royalty, stream and working interest, net (2017 – $0.3 million). As at December 31, 2018, there is $5.4 million (2017 – $5.3 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested restricted share units granted under the Plan, which is expected to be recognized over a weighted average period of 2.1 years (2017 - 1.5 years).

e)Deferred Share Unit Plan

During the year ended December 31, 2018, 18,420 DSUs and dividend equivalent DSUs were granted to directors under the DSU Plan (2017 - 19,632), and 15,298 DSUs and dividend equivalent DSUs were redeemed. The value of the DSU liability as at December 31, 2018 was $6.1 million (2017 - $6.7 million). The mark-to-market adjustment recorded for the year ended December 31, 2018 in respect of the DSU Plan, resulted in a gain of $0.3 million (2017 – loss of $1.6 million).

f)Outstanding Stock Options, Restricted Share Units and Share Purchase Warrants

The following table sets out the maximum shares that would be outstanding if all of the stock options, RSUs at December 31, 2018 and 2017 were exercised:

	2018	2017
Common shares outstanding	186,692,481	185,930,331
Stock options	1,015,409	955,603
Restricted Share Units	115,337	119,796
	187,823,227	187,005,730

2018 Financial Statements	37

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 19 – Earnings per share (“EPS”)

For the year ended December 31, 2018
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$139.0	186.1	$0.75
Effect of dilutive securities	—	0.3	—
Diluted EPS	$139.0	186.4	$0.75

For the year ended December 31, 2017
	Earnings	Shares	Per Share
	(Numerator)	(Denominator)	Amount
Basic EPS	$194.7	182.9	$1.06
Effect of dilutive securities	—	0.4	—
Diluted EPS	$194.7	183.3	$1.06

For the year ended December 31, 2018, 103,893 stock options (2017 – nil) were excluded in the computation of diluted EPS due to the strike price exceeding the weighted average share price during the year. Further, 17,524 stock options  (2017 – 5,626) and 1,400 time-based RSUs (2017 – 1,194) were excluded due to being anti-dilutive. RSUs totaling 69,442 (2017 –73,947) were excluded from the computation of diluted EPS due to the performance criteria for the vesting of the RSUs not being measurable as at December 31, 2018.

2018 Financial Statements	38

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

Note 20 – Commitments

(a)Ore purchase commitments

The following table summarizes the Company’s commitments pursuant to the associated precious metals agreements:

	Attributable Payable
	Production to be Purchased					Per Ounce Cash Payment (1),(2)
											Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	Agreement(3)		Contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Karma	4.875	% (19)	0%		0%	20	% (20)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	6	% (21)	0%		0%	20	% (22)	n/a		n/a	40 years		12-Dec-13
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(23)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(24)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6

Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold have been delivered. Thereafter, percentage is 30% of gold shipped.

7

Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver have been delivered. Thereafter, percentage is 30% of silver shipped.

8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold has been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver has been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11

Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced to 1,716,188 ounces of gold delivered, thereafter 63.4% of the gold in concentrate.

12

Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter, 1,776 ounces of silver per 1 million pounds of copper produced to 29,731,000 ounces of silver delivered, thereafter 62.1% of the silver in concentrate.

13

In accordance with the terms of the agreement, the purchase price was adjusted from $406 per ounce to $418.27 per ounce after November 2018 on the initial gold deliveries.  After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. In the event that the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum is not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return on its upfront payments until the above-mentioned mill throughput has been achieved, through a reduction of the applicable Fixed Gold Price of $100 per ounce or a delivery of additional ounces for no consideration.

14

In accordance with the terms of the agreement, the purchase price was adjusted from $6.09 per ounce to $6.27 per ounce after November 2018 on the initial silver deliveries.  After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.

15

Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced to 429,047 ounces of gold delivered, thereafter 15.85% of the gold in concentrate.

16

Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced to 7,432,750 ounces of silver delivered, thereafter 15.53% of the silver in concentrate.

17

Purchase price is 20% of the spot price of gold until 604,000 ounces of gold delivered. Thereafter, purchase price is 50% of the spot price of gold. In the event that the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum is not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return on its upfront payments until the above-mentioned mill throughput has been achieved, through a reduction of the applicable Fixed Gold Price of $100 per ounce or a delivery of additional ounces for no consideration.

18	Purchase price is 20% of the spot price of silver until 9,618,000 ounce of silver delivered. Thereafter, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021. Thereafter, percentage is 4.875%.
20	Purchase price is 20% of the average gold price at the time of delivery.
21	Gold deliveries are fixed at 1,875 ounces per month until December 31, 2019. Thereafter, percentage is 6% of gold produced.
22	Purchase price is 20% of prevailing market price at the time of delivery.
23	Agreement is capped at 312,500 ounces of gold.
24

The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Cash payment is based on gold equivalent ounces. For McCreedy, the fixed price per gold equivalent ounce was increased to $800 per ounce (with no annual inflationary adjustment), effective July 1, 2018 until December 31, 2021.

2018 Financial Statements	39

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

(b)Continental Royalty Acquisition Venture

The Company is committed to fund its share of the acquisition of mineral rights acquired through the Continental Royalty Acquisition Venture as described in Note 4(a).

Note 21 – Contingencies

CRA Review

The Canada Revenue Agency (“CRA”) is conducting an audit of Franco-Nevada’s 2012-2015 taxation years.

As previously announced on December 5, 2018, the Company received a letter from the CRA (the “CRA Letter”) in which it proposed to reassess the Company’s 2013 taxation year for tax, interest and penalties in relation to the Company’s Mexican subsidiary.  The Company has received a Notice of Reassessment (the “Reassessment”) from the CRA for the 2013 taxation year in accordance with the CRA Letter.  The Reassessment assesses the Company for additional Federal and provincial income taxes of C$10.7 million ($7.9 million) plus interest and applicable penalties but before any relief under the Canada-Mexico tax treaty.

For the 2013 taxation year, the Company’s Mexican subsidiary paid 154.3 million Pesos ($12.1 million) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico.

Management believes that the Company has filed its tax returns and paid all applicable taxes in compliance with Canadian and Mexican tax laws and as a result, no amounts have been recorded in the financial statements of the Company for the Reassessment or for any potential tax liability that may arise in respect of this matter. The Company intends to vigorously defend its position and if required, seek relief from double taxation under the Canada-Mexico tax treaty.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company and its foreign subsidiaries has filed its income tax returns and reported its income.  In the event that the CRA successfully challenges the manner in which the Company has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Note 22 – Segment Reporting

The chief operating decision-maker organizes and manages the business under two operating segment, consisting of royalty, stream and working interests in the mining and energy sectors.

The Company’s reportable segments for purposes of assessing performance are presented as follows:

			Total
			segment
As at December 31, 2018	Mining	Energy	gross profit
Revenue	$567.1	$86.1	$653.2

Income/(expenses)
Costs of sales	$112.3	$5.9	$118.2
Depletion and depreciation	206.6	37.3	243.9
Segment gross profit	$248.2	$42.9	$291.1

2018 Financial Statements	40

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

			Total
			segment
As at December 31, 2017	Mining	Energy	gross profit
Revenue	$628.0	$47.0	$675.0

Income/(expenses)
Costs of sales	$137.4	$4.6	$142.0
Depletion and depreciation	246.3	22.6	268.9
Segment gross profit	$244.3	$19.8	$264.1

A reconciliation of total segment gross profit to the consolidated net income before income taxes is presented below:

	2018	2017
Total segment gross profit	$291.1	$264.1

Other operating (income)/expenses
General and administrative expenses	$22.6	$24.9
Impairment of royalty, streams and working interests	76.0	-
Gain on sale of bullion	(0.1)	(0.3)
Depreciation	3.8	4.1
Foreign exchange (gain) and other income (expenses)	(1.8)	(1.1)
Realized gain on investments	-	(2.0)
Impairment of investments	-	4.5
Income before finance items and income taxes	$190.6	$234.0

Finance items
Finance income	$3.1	$5.4
Finance expenses	(4.6)	(3.4)
Net income before income taxes	$189.1	$236.0

Revenues earned during the years ended December 31, 2018 and 2017 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest:

	2018	2017
Latin America:
Peru	$148.6	$153.1
Chile	70.5	105.2
Other	49.2	67.7
United States	137.2	100.2
Canada	122.6	125.5
Rest of World	125.1	123.3
	$653.2	$675.0

2018 Financial Statements	41

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(Expressed in millions of U.S. dollars except share and per share amounts)

For the year ended December 31, 2018, two interests generated revenue totaling $97.5 million and $70.5 million, (2017 – two interests generated revenue totaling $90.2 million and $105.2 million), comprising 14.9% and 10.8%, respectively (2017 – 13.4% and 15.6%, respectively) of revenue.

Royalty, stream and working interests as at December 31, 2018 and 2017 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest.

	2018	2017
Latin America:
Panama	$1,364.9	$734.4
Peru	886.2	953.2
Chile	504.0	533.4
Other	52.6	59.0
United States	931.1	622.5
Canada	503.9	666.7
Rest of World	312.9	370.0
	$4,555.6	$3,939.2

Investments of $169.7 million (2017 - $203.1 million) are held in Canada. Energy well equipment, included in other non-current assets, of $10.2 million (2017 - $12.7 million) is located in Canada.

Note 23 – Subsequent events

(a)	Acquisition of Valentine Lake Royalty Interest – Newfoundland, Canada

On February 21, 2019, Franco-Nevada acquired a 2% NSR on Marathon Gold Corporation’s (“Marathon”) Valentine Lake Gold Camp in central Newfoundland for C$18.0 million. Marathon has an option to buy back 0.5% of the NSR for $7.0 million until December 31, 2022.

(b)	Acquisition of Salares Norte Royalty Interest – Chile

On January 31, 2019, Franco-Nevada, through a wholly-owned Chilean subsidiary, acquired an existing 2% NSR on Gold Fields’ Salares Norte project in the Atacama region of northern Chile for $32.0 million, comprised of $27.0 million of Franco-Nevada common shares (366,499 common shares) and $5.0 million in cash. Gold Fields has an option to buy back 1% of the NSR for $6.0 million within 24 months of commercial production.

2018 Financial Statements	42